SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Jacada Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M6184R101

(CUSIP Number)

March 24, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6184R101	SCHEDULE 13G

(1)	Names of Reporting Persons Kinetic Catalyst Partners LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power: 214,573

(6) Shared Voting Power: 0

(7) Sole Dispositive Power: 214,573

(8) Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 214,573

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row 9: 5.16%

(12)	Type of Reporting Person (See Instructions): CO

CUSIP No. M6184R101	SCHEDULE 13G

(1)	Names of Reporting Persons Robert B. Ashton

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power: 214,573

(6) Shared Voting Power: 0

(7) Sole Dispositive Power: 214,573

(8) Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 214,573

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row 9: 5.16%

(12)	Type of Reporting Person (See Instructions): IN

CUSIP No. M6184R101	SCHEDULE 13G

Item 1.
	(a)	Name of Issuer: Jacada Ltd. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices: 11 Shenkar Street, P.O. Box 12175, Herzliya, 46725, Israel

Item 2.
	(a)	Name of Person Filing: This Schedule 13G is filed on behalf of Kinetic Catalyst Partners LLC and Robert B. Ashton (the “Reporting Persons”).
	(b)	Address or Principal Business Office or, if none, Residence: The business address for each of the Reporting Persons is 6 Occom Ridge, Hanover, NH 03755.
	(c)	Citizenship: See Item 4 of the attached cover pages.
	(d)	Title of Class of Securities: Ordinary shares (the “Ordinary Shares”)
	(e)	CUSIP No.: M6184R101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. M6184R101	SCHEDULE 13G

Item 4.	Ownership.
(a) Amount beneficially owned: Each of the Reporting Persons is the beneficial owner of an aggregate of 214,573 of the Ordinary Shares of the Company.(1)
(b) Percent of class(2) The amount beneficially owned by the Reporting Persons represents approximately 5.16% of the outstanding Ordinary Shares of the Company.
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote Each Reporting Person has the sole power to vote or direct the vote of 214,573 shares.
(ii) Shared power to direct the vote Each Reporting Person has the shared power to vote or direct the vote of 0 shares.
(iii) Sole power to dispose or to direct the disposition of Each Reporting Person has the sole power to dispose or direct the disposition of 214,573 shares.
(iv) Shared power to dispose or to direct the disposition of Each Reporting Person has the shared power to dispose or direct the disposition of 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

CUSIP No. M6184R101	SCHEDULE 13G

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

(1)           Robert B. Ashton is the Portfolio Manager of Kinetic Catalyst Partners LLC, and in this capacity has the legal power to direct the voting and disposition of the Ordinary Shares of the Company beneficially owned by Kinetic Catalyst Partners LLC.

(2)           Based on 4,159,134 Ordinary Shares outstanding, as reported in the Company’s Form 6-K filed on March 25, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    April 1, 2014

KINETIC CATALYST PARTNERS LLC

By:	/s/ Robert B. Ashton
Name: Robert B. Ashton
Title: Portfolio Manager

/s/ Robert B. Ashton
Robert B. Ashton